SYSTEM2





9:41
Today
PHASE 1- Bodyweight chest and back
Cool down - Dynamic stretching or light yoga.
Estimate duration: 40'
Optional equipment: Suspension trainer, eslastic resistance band, Kettle bell.
WORKOUT ROUTINE
A Evening Stretch 45s
B Glutes Bridge 45s
C Pus Ups x15
Start workout
9:41
MON 13
30/75 Cal
5/3 Min
2/4 Hrs
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14/20
Workout completed
103
Exercises performe
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Body Measurements
Last update 8 days ago
MON 13

Turning fitness creators into big subscription businesses

An **$80B** market
of unrealized potential

Fitness icons have 2B+ followers ready and willing to pay for personalized coaching



Fitness creators don't have time or resources to turn their passion into a lucrative, scalable subscription business.

SYSTEM2

The frictionless subscription platform

System 2 is the first and only all-in-one subscription business solution for fitness creators.

Now, creators can build and nurture the business of their dreams—all while focusing on sharing their passions with the world.



9:41
Today
PHASE 1- Bodyweight chest and back
Cool down - Dynamic stretching or light yoga.
Estimate duration: 40'
Optional equipment: Suspension trainer eslastic resistance band, Kettle bell.
WORKOUT ROUTINE
A
Lateral Push-Ups
45s
B
Dive Bomber Push-Ups
45s
C
Chair Push-Ups
x15
Start workout
9:41
1h 30s
7530 Cal
MON 13
30/75 Cal
5/3 Min
2/4 Hrs
PHASE 1- Bodyweight chest and back
Start this workout
Log an activity
14/20
Workout completed
103
WEEKLY CHECK IN
Body Measurements
Last update 8 days ago

SYSTEM2

System2 is revolutionizing the new creator economy



50-70%

MoM Sales Growth

200+

celebrity trainers, influencers & Super Bowl champions in pipeline

10x

average revenue growth for System2 pilot creators

SYSTEM2

Fitness creators love System2

And they're joining with 30-60% revenue share



I spend 95% less time scaling and managing my business and more time doing what I love doing.

Julie Capozziello
@juliexfit





System2 has allowed me to make my clients really happy and grow my business, while spending less time on admin work.

Skyler Gates
@skylargates.fit





System2 is a game changer! Offering a cutting-edge remote fitness product has never been easier.

Silvia Perez
@silviamerencianoperez



A YC-backed team with exits to Google and Dropbox






Dilan Dane
Co-founder & CEO

AI & VR aficionado. Co-founder of Scroopler, JustSpotted (acquired by Google), & Ember VR (tech worth $4.5B). First PM integrations lead of the Google Brain spin-off team that won the Founder's Award. MIT, Comp. Sci. & Engineering.






Yuran Lu
Co-founder & CTO

Fintech & digital product wizard. Co-founder of ZeroMailer (acquired by Dropbox), Random Strategies Investments (executed 10 million+ lottery ticket purchases), & QuicklyChat. MIT, Comp. Sci. & Math.

A massive, exploding market opportunity



+48% Y/Y
Online creator growth

700K
600K
500K
400K
300K
200K
100K

2014   2015   2016   2017   2018   2019   2020   2021   2022



$80B
Remote fitness sub category

$595B
Fitness & Mind-body

$4.5T
Wellness

The digital creator market includes attractive valuation comps



$1B

Similar business model, but inferior tech



$2.1B

Remote course creation platform



$4B

Creator fan engagement platform



$1.3B

Apparel platform for fitness creators



$2.75B

Influencer-driven learning platform

We're turning fitness creators into big subscription businesses



$7M
$6M
$5M
$4M
$3M
$2M
$1M

2022   2023   2024   2025

$1M+ ARR
projected in 6 months

90%
gross margin at scale

SYSTEM2

We're raising capital to accelerate our growth

2022 Launch

Q3

Rollout AI meal planner, offer diet plans

Q4

Expand sales team, launch coach analytics

2023 Expand

Q1

Launch System2 University for Online Coaching

Q2

1M ARR + profitable in fitness vertical, rollout prescription weight loss product

2023 Scale

Q3

System2 for mental health coaching

Q4

System2 for remote physical therapy



Join us and bring personalized coaching to a billion people

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